

September 11, 2012

Via Email
Michael Gelmon
Chief Executive Officer
Allezoe Medical Holdings, Inc.
1800 NW Corporate Blvd., Suite 201
Boca Raton, FL 33431

> **Re:** **Allezoe Medical Holdings, Inc.**
> **Schedule 14A**
> **Filed August 24, 2012**
> **File No. 001-33090**

Dear Mr. Gelmon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. The disclosure in your cover letter and forepart of your Schedule 14A suggest your reverse stock split will be done at a 1:10 ratio. However, the disclosure under "The Reverse Split" on page 19 and your Form of Proxy refer to a 1:15 ratio. Please revise your document to consistently present the reverse stock split ratio.

2. It appears that the fourth proposal presents separate matters requiring separate considerations and votes by your shareholders. Please unbundle these proposals or tell us why unbundling is not appropriate. See Rule 14a-4(a)(3) and (b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director